

Mail Stop 3561

June 11, 2009

Mr. Glen T. Senk, Chief Executive Officer
Urban Outfitters, Inc.
5000 South Broad Street
Philadelphia, Pennsylvania 19112-1495

      Re: **Urban Outfitters, Inc.**
               Schedule 14A
               Filed April 1, 2009
               File No. 0-22754

Dear Mr. Senk:

We have reviewed your response later dated May 26, 2009 and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule 14A</u>

<u>Executive Compensation</u>

1. We note your response dated May 26, 2009 regarding the disclosure of certain performance targets in future filings, including in filings for the fiscal year ended January 31, 2010. We note, however, that your previous response dated September 23, 2008 stated that you would indicate the specific performance targets in future filings. We reissue our comment. Please amend part III of your Form 10-K for the fiscal year ended January 31, 2009 to disclose the specific performance targets.

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As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies to expedite our review. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Any questions may be directed to Cathey Baker at (202) 551-3326 or to James Lopez, who supervised the review of your filing, at (202) 551-3790.

Sincerely,

John Reynolds
Assistant Director

cc: Attention: General Counsel
        Urban Outfitters, Inc.

FAX: (215) 454-4660